Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Six‑Month and Three‑Month Periods Ended June 30, 2018

August 13, 2018

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors on the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”), as at June 30, 2018 and for the six-month and three-month periods then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the period of the report that have a material effect on the data included in the interim financial statements and on the data in the description of the company’s business, and is presented based on the assumption that the reader has access to, among other things, the Directors’ Report and the financial statements for the year ended December 31, 2017, which were published on March 29, 2018 (Reference No.: 2018-01-026919), (hereinafter – “the Consolidated Reports”). The information included in the Consolidated Reports is included herein by reference.

It is noted that, as of June 30, 2018, there are no warning signs, as defined in Regulation 10(B)(14) of the Reporting Regulations, that require the Company to publish a report of projected cash flows.

Presented together with this report are the consolidated interim financial statements as at June 30, 2018 (hereinafter – “the Interim Statements”). In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the report. The materiality of the information included in this report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs).

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the publication date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

Kenon Holdings Inc. (hereinafter – “Kenon”) is the Company’s controlling shareholder for the purposes of the Securities Law and the Companies Law, 1999. Kenon is a company incorporated in Singapore, the shares of which are “dual listed” on both the New York Stock Exchange (NYSE) and on the Tel‑Aviv Stock Exchange.

The Company is engaged, by itself and through several subsidiaries, in the generation and supply of electricity in Israel, including, initiation, development, construction and operation of power plants, and generation and supply of electricity to private customers and Israel Electric Company (hereinafter – “IEC”).

Brief description of the Group, its business environment and its areas of activity

The Company operates in a single segment – generation and supply of electricity. In this framework, the Company is engaged in initiation, development, construction and operation of power plants and generation and supply of electricity to private customers and IEC. In its electricity generation and supply activities, the Company concentrates on generation of electricity using conventional and cogeneration technologies. The Company owns (through subsidiaries that it controls) two power plants: the Rotem Power Plant, which utilizes conventional generation technology, and the Hadera Power Plant, which is currently under construction and will utilize cogeneration technology.

The Rotem Power Plant is owned by OPC Rotem Ltd. (hereinafter – “Rotem”), in which the Company holds 80% of the shares. The remaining shares of Rotem are held by a single shareholder.

The Hadera Power Plant, which is currently under construction, is owned by OPC Hadera Ltd. (hereinafter – “Hadera”). Hadera also owns the energy center that, as at the date of the report, supplies all of the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”). As at June 30, 2018, the investments in the Hadera power plant and infrastructure amounted to about NIS 700 million.

On February 26, 2018, the Company’s Board of Directors approved completion of the Tzomet transaction and to acquire 95% of the issued and paid‑up share capital of Tzomet Energy Ltd. (hereinafter – “Tzomet”), which is advancing a project for construction of a power plant using open‑cycle conventional technology. The above‑mentioned transaction was completed on March 7, 2018, and commencing from that date the Company holds 95% of Tzomet’s issued and paid‑up share capital (for details regarding the Tzomet Transaction, see the Company's Immediate Report dated February 27, 2018 (Reference No.: 2018-01-015789), which are included herein by means of reference, and Note 6 to the Interim Reports).

In addition, pursuant to a resolution of the Government of Israel dated April 2, 2017, the Company has been advancing, through the National Infrastructures Committee, plans for construction of additional power plants running on natural gas located adjacent to the Company’s Hadera and Rotem sites.

The Company is also engaged in initiation of projects for generation of electricity using photovoltaic technology and distributed energy.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2018 (in thousands of NIS)

Category	6/30/2018	12/31/2017	Analysis

Current Assets

Cash and cash equivalents	485,213	508,181
Most of the decrease stems from current debt payments, in the amount of about NIS 117 million, a net decrease in cash balances of Hadera, in the amount of about NIS 90 million, due to additional investments in construction of the Hadera Power Plant, distribution of a dividend to the holders of non‑controlling interests, in the amount of about NIS 21 million, investments in property, plant and equipment in Rotem, in the amount of about NIS 11 million, a decrease in the net cash due to the acquisition of Tzomet, in the amount of about NIS 8 million, a net deposit in restricted cash, in the amount of about NIS 4 million, an investment in the Tzomet project, in the amount of about NIS 2 million.

This decrease was partly offset by an increase in the cash balances deriving from the Company’s current operating activities, in the amount of about NIS 233 million.

For further information – see the Company’s condensed consolidated statements of cash flows as at June 30, 2018, in the Interim Reports.

Short-term deposits and restricted cash	753	752

Trade receivables	113,562	152,751	The balance of the trade receivables as at December 31, 2017 is higher than the balance as at June 30, 2018 due to seasonal factors along with settlements in connection with prior periods.

Receivables and debit balances	25,772	39,210
Most of the decrease stems from a decrease in the balance of Value Added Tax (VAT), in the amount of about NIS 19 million.

The decrease was partly offset by an increase in the prepaid expenses, in the amount of about NIS 4 million.

Derivative instruments	4,693	5,099

Total current assets	629,993	705,993

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2018 (in thousands of NIS) (Cont.)

Category	6/30/2018	12/31/2017	Analysis

Non-Current Assets

Long-term deposits and restricted cash	272,864	264,564
Most of the increase stems from additional deposits, in the amount of about NIS 25 million, in the debt service fund for the debentures (Series A), additional deposits in respect of guarantees of Rotem, in the amount of about NIS 10 million, and an increase of the restricted cash in Rotem, in the amount of about NIS 9 million, mainly as a result of changes in the exchange rate of the dollar, and a deposit in the debt service reserve in Rotem.

This increase was partly offset by a decrease in the pledged deposits relating to bank guarantees of the Company, in the amount of about NIS 36 million.

Long-term loans and prepaid expenses	115,899	100,356
Most of the increase is due to construction of infrastructures in Hadera in the amount of NIS 20 million, which are classified as long‑term prepaid expenses. The increase was partially offset, as the balance as of December 31, 2017 included an amount in connection with Tzomet that was offset due to the initial consolidation of Tzomet in March 2018. In addition, the balance as at June 30, 2018 is after current amortization of deferred expenses in Rotem, in the amount of NIS 2 million.

Deferred taxes	1,280	751

Property, plant and equipment	2,263,417	2,184,405
Most of the increase stems from an investment in the Hadera Power Plant, in the amount of NIS 86 million, the first‑time consolidation of Tzomet, in the amount of about NIS 31 million, and additions to the Property, plant and equipment, in the amount of about NIS 14 million. The increase was partly offset by depreciation on the property, plant and equipment in Rotem and Hadera (the energy center), in the aggregate amount of about NIS 52 million.

Intangible assets	5,656	5,689

Total non-current assets	2,659,116	2,555,765

Total assets	3,289,109	3,261,758

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2018 (in thousands of NIS) (Cont.)

Category	6/30/2018	12/31/2017	Analysis

Current Liabilities

Current maturities of loans from banks and others	82,648	104,978
Most of the decrease stems from repayment of the senior debt in Rotem, in the amount of about NIS 39 million, and repayment of the Company’s debentures (Series A), in the amount of about NIS 11 million. This decrease was offset by update of the current maturities of Rotem in accordance with the repayment schedule, in the amount of about NIS 21 million, and update of the current maturities of the debentures (Series A), in the amount of about NIS 7 million, also in accordance with the repayment schedule.

Trade payables	177,198	202,705
Most of the decrease derives from a decline in the balance of a supplier relating to the Hadera construction, in the amount of about NIS 19 million, as well as a decline in balances to IEC that had not been paid as at June 30, 2018 and December 31, 2017, in the amount of about NIS 10 million. On the other hand, there was an increase in the amount payable in respect of gas purchases, in the amount of about NIS 6 million.

Payables and other credit balances, including derivative instruments	27,779	35,343
Most of the decrease derives from a decline in the interest payable, in the amount of about NIS 10 million, and a decline in the fair value of the derivatives, in the amount of about NIS 2 million.

The decrease was partly offset by an increase in the accrued expenses, in the amount of about NIS 4 million, mainly due to an increase in the administrative and general expenses.

Current taxes payable	3,860	1,640	Most of the increase is attributable to the income of Hadera energy center in the period of the report.

Total current liabilities	291,485	344,666

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2018 (in thousands of NIS) (Cont.)

Category	6/30/2018	12/31/2017	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,771,002	1,744,739
Most of the increase stems from disbursement of  loans as part of the senior debt of Hadera, in the amount of about NIS 22 million, interest and linkage differences in respect of balances of the senior debt of Hadera, in the amount of about NIS 14 million, which were accrued to the principal, and linkage of the senior debt of Rotem, in the amount of about NIS 12 million.

The increase was partially offset by an increase of the current maturities of Rotem, in the amount of about NIS 21 million.

Debentures	286,743	293,954	The decrease stems from update of the current maturities of the debentures (Series A), in the amount of about NIS 7 million.

Capital notes to related parties	1,111	1,803

Employee benefits	280	280

Deferred taxes, net	213,491	191,777	Most of the increase stems from update of the deferred taxes as a result of the income for the period.

Total non-current liabilities	2,272,627	2,232,553

Total liabilities	2,564,112	2,577,219

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2018 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). For each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2018 (in thousands of NIS) (Cont.)

	For the
	Six Months Ended
Category	6/30/2018	6/30/2017	Analysis

Sales	650,801	648,308	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	446,253	479,183	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	52,950	58,841	The higher depreciation expenses in the first half of 2017 stems mainly from advancing the planned maintenance in 2017 (for additional details – see Note 27(D)(3) to the Consolidated Reports).

Gross profit	151,598	110,284

Administrative and general expenses	24,079	15,750
Most of the increase derives from the increase in the expenses for professional services and legal fees, in the amount of about NIS 6 million, due to, among other things, the Company becoming a public company in August 2017, along with increase in the salaries and wages, in the amount of about NIS 2 million.

Other income, net	2,082	389
Most of the increase stems from an update of the Company’s estimates in connection with the derivative with respect to the excess quantities of gas sales in Hadera, as a result of which the Company recorded income from increase in its value.

Operating income	129,601	94,923

Financing expenses, net	48,117	80,032
Most of the decrease in the net financing expenses stems from an early prepayment fee in respect of repayment of the interim loan, in the amount of about NIS 23 million in 2017, the impact of changes in the exchange rate of the dollar, in the amount of about NIS 13 million, interest in connection with capital notes repaid during 2017, in the amount of about NIS 1 million, and a decline in the interest payments, in the amount of about NIS 2 million, as a result of repayments of Rotem’s senior debt. The decrease was partly offset by interest in respect of the debentures (Series A), in the amount of about NIS 5 million, and an increase due to changes in the CPI, in the amount of about NIS 2 million, in respect of Rotem’s senior debt.

Income before taxes on income	81,484	14,891

Taxes on income	22,567	10,512	Most of the increase derives from the higher income in the first half of 2018, which was partly offset by the impact of the reduction in the Companies Tax rate in 2018 compared with 2017.

Income for the period	58,917	4,379

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2018 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	6/30/2018	6/30/2017	Analysis

Sales	301,077	299,967	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	226,629	241,223	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	26,673	28,820	The higher depreciation expenses in the second quarter of 2017 stems mainly from advancing the planned maintenance in 2017 (for additional details – see Note 27(D)(3) to the Consolidated Reports).

Gross profit	47,775	29,924

Administrative and general expenses	12,340	8,577
Most of the increase derives from the increase in the expenses for professional services and legal fees, in the amount of about NIS 3 million, due to, among other things, the Company becoming a public company in August 2017, along with increase in the salaries and wages, in the amount of about NIS 1 million.

Other income, net	2,107	487
Most of the increase stems from an update of the Company’s estimates in connection with the derivative with respect to the excess quantities of gas in Hadera, as a result of which the Company record income from increase in its value.

Operating income	37,542	21,834

Financing expenses, net	32,866	58,755
Most of the decrease in the net financing expenses stems from an early prepayment fee in respect of repayment of the interim loan, in the amount of about NIS 23 million in 2017, the impact of changes in the exchange rate of the dollar, in the amount of about NIS 7 million, and a decline in the interest payments, in the amount of about NIS 1 million, as a result of repayments of Rotem’s senior debt. The decrease was partly offset by interest in respect of the debentures (Series A), in the amount of about NIS 1 million, and an increase due to the changes in the Consumer Price Index (CPI), in the amount of about NIS 3 million, in respect of Rotem’s senior debt.

Income (loss) before taxes on income	4,676	(36,921)

Taxes on income (tax benefit)	2,525	(2,237)	Most of the increase derives from the higher income in 2018, which was partly offset by the impact of the reduction in the Companies Tax rate in 2018 compared with the first half of 2017.

Income (loss) for the period	2,151	(34,684)

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income, depreciation, capital expenditures and other accompanying expenses.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2018	2017	2018	2017

Sales	650,801	648,308	301,077	299,967
Cost of sales (less depreciation and amortization)	(446,253)	(479,183)	(226,629)	(241,223)
Administrative and general expenses (less
depreciation and amortization)	(23,587)	(15,592)	(11,929)	(8,479)
Other income	2,082	389	2,107	487
EBITDA	183,043	153,922	64,626	50,752

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Rotem Power Plant and the Hadera energy center (in millions KW hours):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2018	2017	2018	2017

Sales to private customers	1,973	1,932	1,000	956
Sales to the System Administrator	47	62	9	23
Total sales	2,020	1,994	1,009	979

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2018	2017	2018	2017

Generation of electricity	1,930	1,790	954	799
Purchase of electricity from the System
Administrator	90	204	55	180
Total sales	2,020	1,994	1,009	979

	For the Six Months Ended June 30
	2018		2017
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	100%	1,888	90%	1,745
Hadera	96%	42	95%	45

	For the Three Months Ended June 30
	2018		2017
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	100%	936	81%	778
Hadera	93%	18	99%	21

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2018	2017	2018	2017

Revenues from energy generated by the Company and sold to
private customers (1)	447,398	403,337	199,188	163,775
Revenues from energy purchased by the Company and sold to
private customers (2)	22,275	42,375	14,096	37,234
Revenues from private customers in respect of
infrastructures services (3)	147,085	167,670	72,575	82,767
Revenues from sale of energy to the System
Administrator	5,339	7,343	1,081	2,975
Revenues from sale of steam	28,704	27,583	14,137	13,216
Total revenues	650,801	648,308	301,077	299,967

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with some discount. The weighted‑average generation component tariff for 2018, as published by the Electricity Authority, is NIS 0.2816 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2017, the weighted‑average of the generation component tariff was NIS 0.264 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index.

For the six‑month periods ended June 30, 2018 and 2017:

(1)
During the period, there was an increase of about NIS 44 million in the sale of energy generated for private customers, deriving mainly from: (a) an increase in the energy generated and sold to private customers, in the amount of about NIS 20 million, due to higher availability in 2018 (as a result of maintenance work performed in 2017 at the Rotem Power Plant); (b) an increase in the generation component tariff, in the amount of about NIS 23 million; and (c) an increase in the revenues, in the amount of about NIS 9 million, due to higher consumption of electricity by customers, compared with the corresponding period last year. On the other hand, the results in the first half of 2017 included non‑recurring income from a settlement relating to prior periods with private customers, in the amount of about NIS 7 million.

(2)
Most of the decrease in the total revenues from sale of energy purchased from IEC for private customers, in the amount of about NIS 20 million, stems from higher availability in 2018, mainly as a result of maintenance work performed in 2017 at the Rotem Power Plant, as stated above.

(3)
Most of the decrease in the revenues from private customers for infrastructure services stems from a decline in the infrastructure tariffs in 2018, in the amount of about NIS 17 million. In addition, revenues from private customers for infrastructure services in the first half of 2017 included revenues from a settlement relating to prior periods, in the amount of about NIS 5 million. On the other hand, in the first half of 2018, there was an increase in the total revenues from private customers for infrastructure services, in the amount of about NIS 3 million, due to higher total sales of energy.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues (Cont.)

For the six‑month periods ended June 30, 2018 and 2017: (Cont.)

(4)
Most of the decrease in the revenues from sale of energy to the System Administrator in the first half of 2018, in the amount of about NIS 2 million, compared with the corresponding period last year, is a result of the higher consumption by private customers.

For the three‑month periods ended June 30, 2018 and 2017:

(1)
In the second quarter of 2018, there was an increase of about NIS 36 million in the revenues from energy generated by the Company and sold to private customers, deriving mainly from: (a) an increase in the energy generated and sold to private customers, in the amount of about NIS 23 million, due to higher availability in 2018 (as a result of maintenance work performed in 2017 at the Rotem Power Plant); (b) an increase in the generation component tariff, in the amount of about NIS 11 million; and (c) an increase in the revenues, in the amount of about NIS 9 million, due to higher consumption of electricity by customers, compared with the corresponding quarter last year. On the other hand, the results in the second quarter of 2017 included non‑recurring income from a settlement relating to prior periods with private customers, in the amount of about NIS 7 million.

(2)
Most of the decrease in the total revenues from sale of energy purchased from IEC for private customers, in the amount of about NIS 23 million, stems from higher availability in 2018, mainly as a result of maintenance work performed in 2017 at the Rotem Power Plant, as stated above.

(3)
Most of the decrease in the revenues from private customers for infrastructure services stems from a decline in the infrastructure tariffs in 2018, in the amount of about NIS 9 million. In addition, revenues from private customers for infrastructure services in the second quarter of 2017 included revenues from a settlement relating to prior periods, in the amount of about NIS 5 million. On the other hand, in the second quarter of 2018, there was an increase in the total revenues from private customers for infrastructure services, in the amount of about NIS 5 million, due to higher total sales of energy in 2018.

(4)
Most of the decrease in the revenues from sale of energy to the System Administrator in the second quarter of 2018, in the amount of about NIS 2 million, compared with the corresponding quarter last year, is a result of the higher consumption by private customers.

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2018	2017	2018	2017

Gas and diesel fuel (1)	238,248	230,636	120,490	102,236
Expenses to IEC for infrastructure services and
purchase of electricity (2)	169,360	210,045	86,671	120,001
Gas transmission costs	13,716	13,315	6,894	6,657
Operating expenses	24,929	25,187	12,574	12,329
Total cost of sales (less depreciation and
amortization)	446,253	479,183	226,629	241,223

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization) (Cont.)

The gas consumption of Rotem and Hadera in the six‑month and three‑month periods ended June 30, 2018 was 13,941,121 MMBTU and 6,866,133 MMBTU, respectively, and the average gas price in the six‑month and three‑month periods ended June 30, 2018 was US$ 4.706 per MMBTU and US$ 4.701 per MMBTU, respectively (for additional information regarding the gas agreement, see Note 27(G) to the Consolidated Reports).

For the six‑month periods ended June 30, 2018 and 2017:

(1)
Most of the increase in the gas costs is a result of higher availability in the first half of 2018, compared with the corresponding period last year, in the amount of about NIS 17 million. The said increase was partly offset by an upward revaluation of the exchange rate of the shekel against the dollar, in the amount of about NIS 9 million.

(2)
In the period of the report, there was a decrease of about NIS 41, million in the expenses to IEC in respect of infrastructure services and purchase of electricity, deriving mainly from: (a) higher generation stemming from higher availability as a result of which the Company’s purchases of electricity were lower (mainly due to maintenance work performed in 2017 at the Rotem power station), in the amount of about NIS 20 million; (b) a decrease in the tariffs for infrastructure services in 2018, which contributed to a decrease, in the amount of about NIS 17 million; and (c) expenses for infrastructure services following a settlement relating to prior periods made by the Company with its private customers in 2017, in the amount of about NIS 5 million. On the other hand, during the first half of 2018, there was an increase in the scope of the expenses to IEC in respect of infrastructure services, in the amount of about NIS 3 million, due to higher sales of energy in 2018.

For the three‑month periods ended June 30, 2018 and 2017:

(1)
Most of the increase in the gas costs is a result of higher availability in the second quarter of 2018, compared with the corresponding quarter last year, in the amount of about NIS 19 million (due to maintenance work performed in 2017 in the Rotem Power Plant). The increase was partly offset by an upward revaluation of the exchange rate of the shekel against the dollar, in the amount of about NIS 1 million.

(2)
In the second quarter of 2018, there was a decrease of about NIS 34 million in the expenses to IEC in respect of infrastructure services and purchase of electricity, deriving mainly from: (a) higher availability as a result of which the Company’s purchases of electricity (mainly due to maintenance work performed in the second quarter of 2017 at the Rotem power station), in the amount of about NIS 23 million; (b) a decrease in the tariffs for infrastructure services in 2018, which contributed to a decrease, in the amount of about NIS 9 million; and (c) expenses for infrastructure services following a settlement relating to prior periods made by the Company with its private customers in the second quarter of 2017, in the amount of about NIS 5 million. On the other hand, during the second quarter of 2018, there was an increase in the scope of the expenses to IEC in respect of infrastructure services, in the amount of about NIS 5 million, due to higher sales of energy in the second quarter of 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Six Months Ended
Category	6/30/2018	6/30/2017	Analysis

Cash flows provided by operating activities	232,712	190,417
Most of the increase stems from an increase in the current operating activities, in the amount of about NIS 22 million, and an increase in the working capital, in the amount of about NIS 17 million (mainly due to a refund of VAT received by Hadera in 2018).

For further information – see the Company’s condensed consolidated interim statements of cash flows for the six months ended June 30, 2018.

Cash flows used in investing activities	(138,463)	(228,202)
Most of the decrease in the cash flows used in investing activities derives from a deposit in a trust account as part of the arbitration with Tamar in the amount of about NIS 79 million in 2017, and amounts deposited in restricted deposits relating to guarantees and debt service reserves, in the amount of about NIS 4 million, in 2018, compared with about NIS 8 million in the corresponding period last year, higher investments in Rotem, in the amount of about NIS 11 million, in 2017, and in Hadera, in the amount of about NIS 3 million, and payments in respect of derivatives in 2017, in the amount of about NIS 6 million. The decrease was offset by acquisition of Tzomet in 2018, in the amount of about NIS 11 million, and investments in property, plant and equipment in the Tzomet project in 2018, in the amount of about NIS 2 million.

Cash flows provided by (used in) financing activities	(117,416)	365,068
Most of the decrease in the cash flows used in financing activities stems from the proceeds from issuance of the debentures (Series A), in the amount of about NIS 316 million, in 2017, lower drawings under the financing agreement framework in the Hadera project: about NIS 415 million in the first half of 2017 versus about NIS 22 million in the first half of 2018. In addition, in the first half of 2018, a dividend was paid to the holders of the non‑controlling interests, in the amount of NIS 21 million.

On the other hand, the above‑mentioned decrease was offset by debt payments, including, repayment of the interim loans, current debt payments, an early prepayment fee and settlement of balances of I.C. Power Asia Development, in the net aggregate amount of about NIS 366 million in 2017, compared with a total of about NIS 119 million in 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
Category	6/30/2018	6/30/2017	Analysis

Cash flows provided by operating activities	138,775	58,823
Most of the increase stems from an increase in the current operating activities, in the amount of about NIS 10 million, and an increase in the working capital, in the amount of about NIS 70 million (mainly due to three payments for consumption of gas in the second quarter of 2018 versus four payments in the corresponding quarter last year and a refund of VAT received by Hadera in 2018).

For further information – see the Company’s condensed consolidated interim statements of cash flows for the three months ended June 30, 2018.

Cash flows used in investing activities	(64,165)	(89,022)
Most of the decrease in the cash flows used in investing activities derives from higher investments in Rotem in 2017, in the amount of about NIS 17 million. In addition, in the second quarter of 2018 the net change in the amounts deposited in restricted deposits relating to guarantees and debt service reserves, came to a receipt of about NIS 1 million, compared with deposits of about NIS 8 million, in the corresponding quarter last year. Furthermore, payments in respect of derivatives in 2017 amounted to about NIS 3 million.

The decrease was offset by higher investments in Hadera in the second quarter of 2018, in the amount of about NIS 4 million, compared with the corresponding quarter last year, along with investments in property, plant and equipment in the Tzomet project in the second quarter of 2018, in the amount of about NIS 1 million.

Cash flows provided by (used in) financing activities	(98,160)	226,241
Most of the decrease in the cash flows used in financing activities stems from the proceeds from issuance of the debentures (Series A), in the amount of about NIS 316 million, in 2017, and drawings under the financing agreement framework in the Hadera project, in the amount of about NIS 160 million, in the second quarter of 2017. In addition, in the second quarter of 2018, a dividend was paid to the holders of the non‑controlling interests, in the amount of NIS 21 million.

On the other hand, the above‑mentioned decrease was offset by debt payments, including, repayment of the interim loans, current debt payments, an early prepayment fee and settlement of balances of I.C. Power Asia Development, in the net aggregate amount of about NIS 250 million in 2017, compared with a total of about NIS 77 million in 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at June 30, 2018 (in thousands of NIS):

	Rotem	Hadera	OPC Energy	Tzomet	Others	Consolidated

Debt (not including accrued
interest	1,300,326	535,269	304,798	–	1,111	2,141,504
Cash and cash equivalents	140,223	42,085	300,752	230	1,923	485,213
Short-term and long-term
deposits and restricted cash
(including debt service
reserves)	186,256	5,699	81,662	–	–	273,617

Debt service reserves (out
of the restricted cash)	106,552	–	42,664	–	–	149,216

–	During the period of the report, Rotem repaid about NIS 39 million (relating to principal only) of its loans.

–	During the period of the report, the Company paid the amount of about NIS 11 million (relating to principal only) of the debentures (Series A).

–	During the period of the report, Hadera withdrew NIS 22 million under its senior framework agreement.

–	During the period of the report, Tzomet paid about NIS 17 million of its liabilities.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2017 (in thousands of NIS):

	Rotem	Hadera	OPC Energy	Others	Consolidated

Debt (not including accrued interest)	1,327,576	500,177	315,918	1,803	2,145,474
Cash and cash equivalents	130,373	103,111	273,033	1,664	508,181
Short-term and long-term deposits
and restricted cash (including debt
service reserves)	167,430	5,459	92,427	–	265,316

Debt service reserves (out of the
restricted cash)	91,759	–	17,710	–	109,469

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at June 30, 2017 (in thousands of NIS):

	Rotem	Hadera	OPC Energy	Others	Consolidated

Debt (not including accrued interest)	1,372,789	414,632	315,931	1,754	2,105,106
Cash and cash equivalents	87,662	214,304	103,650	1,441	407,057
Short-term and long-term deposits
and restricted cash (including debt
service reserves)	150,227	6,053	17,706	–	173,986

Debt service reserves (out of the
restricted cash)	74,186	–	17,706	–	91,892

OPC Energy Ltd.
Report of the Board of Directors

Other Information

9.	Significant Events in the Period of the Report and Thereafter

For details – see Part A “Update of the Company’s Business” and Notes 6–8 to the consolidated interim financial statements as at June 30, 2018.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Liability Certificates

On June 21, 2018, the General Meeting of the holders of the Company’s debentures (Series A) approved an amendment to the trust certificate of the debentures (Series A) (hereinafter – “the Amendment”), in connection with the definition of the term “the Company’s cash flows”, such that the reference to the cash flows used in investing activities was deleted. In addition, pursuant to the Amendment, as stated, the Company provided a debt service fund equal to 18 months’ payments of principal and interest and committed to comply with financial covenants and restrictions on distributions, such that the “historical debt coverage ratio” will not fall below 1.2 and for purposes of a distribution, as defined in the trust certificate, the “historical debt coverage ratio” will not be lower than 1.4. For additional details – see the Company’s Immediate Reports dated June 14, 2018 and June 25, 2018 (Reference Nos.: 2018‑01‑056182, 2018‑01‑056206, 2018‑01‑058066 and 2018‑01‑060691), which are presented herein by means of reference. As at the date of the report, the Company is in compliance with all the financial covenants in accordance with the trust certificate of the debentures (Series A).

12.	Corporate Governance

12.1	Charitable Contributions

12.1.1	In May 2018 a contribution to “A Password for Every Student” in the amount of NIS 1 million was approved for 2018. “A Password for Every Student” was established by the Israel Corporation Group.

12.1.2	In June 2018, a contribution to the Nirim Society was approved in the amount of NIS 250 thousand for 2018.

12.1.3	In June 2018, a contribution to the Ratzif Bishvil Latait Society was approved in the amount of NIS 50 thousand for 2018.

12.1.4	In the period of the report, the Company contributed NIS 250 thousand to the Society for Advancement of the Dimona Sports Club.

12.2	Internal Auditor

Commencing from March 31, 2018, Mr. Oded Berkovich, the Company’s Internal Auditor, ceased to be an employee of the Company. Mr. Berkovich continues to serve as the Company’s Internal Auditor, not as an employee.

Yoav Doppelt	Giora Almogy
Chairman of the Board of Directors	CEO

Date: August 13, 2018